DISTRIBUTOR AGREEMENT



         THIS DISTRIBUTOR AGREEMENT (the "Agreement") made and entered into this _____ day of _______________, 2000, by and between American Quantum Cycles, Inc., a Florida corporation (hereinafter "Manufacturer") and Robert E. Riccuiti on behalf of a Michigan limited liability company (hereinafter "Distributor").


                       RECITALS UNDERLYING THIS AGREEMENT

         Manufacturer manufactures and markets heavy weight cruiser motorcycles and touring motorcycles, 4 valve engine head kits, and related parts, service, including clothing and accessories (when available) and customization of said motorcycles under the trade name "American Quantum Cycles" (the "Products") and desires to increase the sales of such Products.
         Distributor represents that it has the ability to promote the sale and use of the Products. (Distributor will submit financial statements to Manufacturer to permit Manufacturer to determine to its satisifaction that Distributor has financial ability to perform its duties under this Agreement prior to the execution of this aGREEMENT.)

         Manufacturer is willing to appoint Distributor and Distributor is willing to accept such appointment as an exclusive distributor of the Products in the Territory (as hereinafter defined).

         Dealerships and Dealer shall mean and include those persons or entities as defined in MCLA 445.1565 and any and all sales representatives, sub-dealers, or sub-dealerships which have been approved as Dealers by the Manufacturer to do business in the Territory as defined herein.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties hereto agree as follows:

      1. Appointment. Manufacturer hereby appoints Distributor as Exclusive Distributor for the sale of its Products at wholesale within the territory consisting of the states of Michigan, Ohio, Illinois and Indiana. The territory so described is hereinafter sometimes referred to as the "Territory". Manufacturer acknowledges that Distributor may also operate as a retail dealer through the same or a related entity within the Territory.

      2. Exclusive Territory. During the initial term of this Agreement and any renewal hereof, in the Territory, Manufacturer shall not appoint other distributors, dealers, agents or representatives for the sale, service or promotion to the Products within the Territory. Distributor acknowledges that the Manufacturer will promote the sale of the Products through the Internet, through direct marketing or other media. Addendum ___ sets forth the compensation to be paid to the Distributor and or the Dealer in the Territory in which the Products sold on the Internet or through other direct marketing or other media are delivered within the Territory by the Manufacturer or a Dealer from outside the Territory. Distributor shall be responsible for the payment of the amount set forth in Addendum ___ for Products sold by it or Dealers within Distributor's Territory and delivered by either Distributor or Dealers to customers outside the Territory. The Manufacturer shall include this or a similar provision requiring compensation for sales in other Distributor's or Dealer's territory in future Distributor and Dealer agreements.


      3. Term. This Agreement shall take effect as of the date first above written and shall continue in force for the period of five (5) years. This Agreement shall thereafter be automatically renewed for successive five (5) year periods, unless either (a) Distributor has notified Manufacturer in writing at least in the ninety (90) days prior to the end of the initial term or any renewal hereof, that the Agreement shall terminate at the end of the then current term, or (b) Distributor does not meet the minimum purchase requirements as set forth in Section 4 below unless the reason for such failure is that the Manufacturer is unable to ship Motorcycles ordered by Distributor within the term of the Agreement.


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




      4. Minimum Purchase Requirements. If the Distributor does not elect to terminate the Agreement within the required time period prior to the end of the initial term or any renewal term, the Agreement shall be automatically renewed provided that the following minimum performance requirements are met for the immediately preceding five (5) year period, or the failure to meet said minimums is because Manufacturer was unable to ship Motorcycles ordered by Distributor during the period.


                                             Motorcycles Sold Over
            Five Year Period            Five Year Period and Thereafter

      ----------------------------------------------------------------

      First (commencing upon
      execution and until April 30,
      2001)                                         200
      ----------------------------------------------------------------

      Second (May 1, 2001 -
      April 30, 2002)                               350
      ----------------------------------------------------------------

      Third (May 1, 2002 -
      April 30, 2003)                               500
      ----------------------------------------------------------------

      Fourth (May 1, 2003 -
      April 30, 2004)                               600
      ----------------------------------------------------------------

      Fifth (May 1, 2004 and
      thereafter)                                   700
      ----------------------------------------------------------------

The foregoing minimum performance requirements shall be applicable provided that the Manufacturer has timely delivered sufficient Products to meet such goals and the infrastructure necessary to support the sales of the Products, including but not limited to service, repair, technical support, advertising and marketing support, staff, materials, adequate supply and/or method of supply for repair and replacement parts, service, and warranty matters.

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




      5. General Obligations of Distributor. Distributor may establish and/or authorize the establishment of Dealerships within the Territory that will carry, promote, sell and support the Manufacturer's Products. Such Dealerships can be new stores founded, authorized and/or funded by the Distributor or existing, qualified Motorcycle Dealerships which sign a Dealership Agreement in form and content approved by Manufacturer and Distributor. Distributor shall be responsible for all costs and expenses necessary to advertise, promote and sell the Dealership relationship to prospective Dealers. Furthermore, Distributor shall be the local representative for the approved Dealers in matters of sales training, technician repair training, warranty support and Dealer level promotions provided the manufacturer, at its expense, provides sales, technician and warranty training to Distributor's employees. All administrative costs within the Territory such as wages and employee benefits shall be borne by Distributor.

      6. Obligations of Manufacturer. Manufacturer shall produce and deliver Products that are of high quality, competitive styling and performance, and an adequate supply of repair and replacement parts for resale and use in the Territory. Manufacturer shall use its best efforts to fill the Distributor's purchase orders promptly. In addition, Manufacturer has the responsibility to deliver to the Distributor the following current literature, technical information and other materials of like nature relating to the Products at its sole cost and expense as requested by Distributor from time to time:

            (1)   Dealer sales brochures.

            (2)   Dealer sales training material.

            (3)   Dealer repair technician manuals and training materials.

            (4)   Motorcycle owner's manuals.

            (5) Copy for local newspaper, billboard, radio and television advertising.


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




Furthermore, Manufacturer will forward to Distributor all inquiries it receives from customers in the Territory. Distributor agrees to adhere to and be bound by the provisions of the Michigan Dealer Act (MCLA 445.1561, et. seq.) in its relationship with Dealers within the Territory. Manufacturer and Distributor agree that for purposes of defining their relationship, Manufacturer shall be considered as such and Distribution shall be treated as a dealer as that term is defined is the Michigan Dealer Agreement.

      7. Prices. The prices to be paid by Distributor for Products (except for repair and replacement parts) purchased pursuant to this Agreement ("Distributor Price") shall be: (a) for the period ending April 30, 2003, the lesser of ten (10%) percent of the published price charged by Manufacturer to any other purchaser of the Products for resale ("Dealer Net Price") or One Thousand Five Hundred and 00/100 ($1,500.00) Dollars less than Dealer Net Price for period ending April 30, 2003 and (b) for the period from May 1, 2003 thereafter at the lesser of eight (8%) percent of Dealer Net Price or One Thousand and 00/100 ($1,000.00) Dollars less than said Dealer Net Price. This pricing discount does not apply to model year end pricing. It is understood that Distributor must comply with the terms of all offerings to receive the pricing discounts stated herein. Distributor may resell the Products it purchases for its own use at such prices as Distributor, in its sole discretion, shall determine. Notwithstanding anything contained herein to the contrary, the Manufacturer may offer for clearance sale or special promotion, Products at model year end, or, thereafter for the prior years' or model year end Products, provided Distributor is given the right of first refusal to acquire said Products for clearance sale or special promotion not less than ten (10) days prior to said Products being offered to any other purchaser. In the event Manufacturer does not deliver all the Product ordered by Distributor prior to February 15, 2003, the Distributor Price on an amount of Product equal to the undelivered Product shall be calculated at Distributor Price set forth in (a) above, irrespective of the time same is delivered.

      8. Payment. Distributor shall pay Manufacturer for all Product it purchases within seven (7) days from date of shipment, provided the Product is delivered not less than two (2) business days before the due the of said payment. In any event, payment for the Product shall be due the later of (7) days from the date of shipment or two (2) days after delivery of the Product.

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




      9. Acceptance of Products. In the event of any shortage, damage or discrepancy in or to a shipment of Products, whether to a Dealer or to the Distributor, Manufacturer shall promptly provide a replacement or correction Product(s) to make up for any such shortage, damage or discrepancy, and there shall be no acceptance of said Product(s) until the shortage, damage, or discrepancy is cured to the reasonable satisfaction of Distributor, and Manufacturer shall reimburse the Distributor for any carrying charge, interest expense, or penalties incurred by Distributor by reason of Manufacturer's failure to timely deliver or cure same. Lack of acceptance of the Products, unless due to a material defect which renders the motorcycle inoperable or unsafe to operate, does not release Distributor from its obligations to make payments for the Products in accord with the time limits set forth in this Agreement. In such cases, payment shall be due within two (2) days of correction of the condition which rendered the motorcycle inoperable or unsafe to operate.

      10. Product Warranty. Manufacturer warrants and represents to Distributor that the Products will be free from defects in material and workmanship at the time of delivery. The specific warranty terms for the Products is described on Schedule _____ hereto. Manufacturer agrees to pay, indemnify, defend and hold harmless Distributor, its members, officers, employees, representatives and agents against and in respect of any indebtedness, obligations, liabilities and costs (including reasonable attorney fees, expert and consultant fees, and other costs of defense) relating to, arising from or in connection with:

            a any claims of breach of any express or implied warranty or negligence or strict liability, product liability or similar theory in connection with the production, design, sale or use of any of the Products purchased by Distributor or a Dealer;

            b any claims of patent or trademark infringement or other violation of intellectual property rights of third persons in connection with the production, design, sale or use of any of the Products purchased by either Distributor or Dealer hereunder or the use of the trademarks, trade names, logos, or other intellectual property pertaining thereto, and

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




            c any and all other claims and liabilities of every kind or character whatsoever arising out of, or related to, the production, design, sale or use of Products purchased by Distributor or a Dealer hereunder, unless the same results solely from the gross negligence or knowing violation of law by Distributor.

Manufacturer shall at all times maintain in full force and effect, for the benefit of itself, Distributor and the Dealers, general liability insurance coverage on its operations, including broad form Vendor's coverage and product liability insurance identifying Distributor as an additional insured. Such insurance shall be in an amount of not less than Three Million ($3,000,000) Dollars for each accident or occurrence.

      11. Repair and Replacement Parts Distributor may purchase all replacement parts and sub assemblies (collectively "Parts") for resale to dealers and for warranty repairs from the Manufacturer. Manufacturer will sell Parts to Distributor at fifteen (15%) percent less than the published Parts prices charged to dealers. Manufacturer will provide Distributor with the parts vendors' names and part numbers for all parts. Distributor may attempt to purchase parts directly from such vendors.

      12. Advertising, Trademarks, Trade Names.

In the advertising and sale of the Products, Manufacturer hereby grants Distributor and the Dealers the right to use Manufacturer's trade names, trademarks, logos, and designations in relation to the Products. Distributor acknowledges Manufacturer's ownership of the name "American Quantum Cycles", and any abbreviations thereof and all of Manufacturer's trademarks, trade names, logos, and designations (whether registered or not). Upon the expiration or termination of this Agreement, Distributor shall forthwith cease all display, advertising and use of all Manufacturer names, marks, logos, and designations, and will not thereafter use, advertise or display any name, mark, or logo which is, or any part of which is, similar to or confusing with such designation associated with any of the Products.

      13. Publicity. Manufacturer shall expend an amount not less than ________________ __________ ($__________) Dollars for promotion of the Products in the Territory and provide Distributor evidence of the amount expended on not less than a quarterly basis. In the event Manufacturer fails to meet any quarterly requirements, Distributor may do so and offset said sum so expended by Distributor against amounts due and owing from Distributor to Manufacturer.

      14. Termination of Prior Dealers. Manufacturer has heretofore granted certain exclusive territory to American Discount Cycle Mart of Waterford, Michigan and certain potential rights to Randy C. Wright/Randy's Cycle Shop, Inc. of Indianapolis, Indiana. Manufacturer will make every effort to terminate the aforesaid dealers or to transfer their status to that of "dealers" under the Distributor. In the event Manufacturer is unable to resolve the status of these two Dealers within the Territory to the satisfaction of Distributor, Distributor has the right to declare this Agreement void.

      15. Termination. This Agreement may be terminated prior to the end of the initial term or any renewal term hereof only for good cause shown by (i) either party by giving notice in writing to the other party, specifying in reasonable detail the claimed good cause and such other party shall have a right to cure any such cause within sixty (60) days of receipt of written notice thereof from the first party; or (ii) mutual agreement of the parties hereto. In addition, this Agreement shall terminate at the option of and upon written notice by either party (who shall not be the party with respect to whom the event has occurred) effective as of the date of the occurrence of any of the following events:

            (1) The failure of Distributor to satisfy the minimum purchase requirements during any of the periods set forth in Section 4 of this Agreement

            (2) The insolvency of either party; the voluntary filing by or, if not dismissed within sixty (60) days, the filing against either party of a petition in bankruptcy or a petition for reorganization; any assignment by either party for the benefit of creditors; the appointment of a receiver or a trustee for either party; or the placement of either party's assets in the hands of a trustee or receiver; or

            (3) The permanent discontinuance of all of either party's business for any reason.

                        (i) the failure of Distributor to fully perform any
                  Distributor's obligation, or under this Agreement, or

                        (ii) the death of Robert Ricuitti and his wife (as of
                  the execution date of this Agreement) or the failure of him to continue active and substantial personal participation in the management of the Distributor's operations, or

                        (iii) a misrepresentation of or change, whether
                  voluntary or by operation of law, in the ownership of Distributor or of the ownership interests resulting in transfer of control or majority interest in the capital stock or partnership interest of Distributor, unless Manufacturer has given prior written approval to such change, such approval will not be unreasonably withheld. Nothing herein shall prohibit Distributor from transferring the ownership of the entity to a trust or other estate planning device as long as control continues to vest in him or his spouse, or

                        (iv) any material misrepresentation by any of
                  Distributor's owners or executives as to any fact relied upon by Manufacturer in entering into this Agreement, or

                        (v) the conviction of Distributor or any of
                  Distributor's owners herein of any felony that, in Manufacturer's good faith opinion, may affect adversely the operation or business of Distributor or the name, goodwill or reputation of Manufacturer, Manufacturer's products or Distributor, or

                        (vi) the failure of Distributor to pay any material
                  indebtedness of Distributor to Manufacturer in accordance with the applicable terms and conditions required by Manufacturer which is not disputed in good faith, or

                        (vii) impairment of the reputation or financial standing
                  of Distributor or any of Distributor's owner or executives or discovery by Manufacturer of any facts existing prior to or at the time of signing this Agreement which, in Manufacturer's opinion, tend to impair such reputation or financial standing, or (vii) any submission by Distributor to Manufacturer of a false or fraudulent application or claim, or any claim or statements in support thereof, for payment including, but not limited to, pre-delivery inspection or adjustments or repairs performed or paid for by Distributor, sales incentives, parts compensation, or any other discount, allowance, refund or credit under any plan, provision or other program offered by Manufacturer, whether or not Distributor offers or makes to Manufacturer or Manufacturer seeks or obtains from Distributor restitution of any payments made to Distributor on the basis of any such false or fraudulent application, claim or statement, or

                        (viii) conduct by Distributor which, in Distributor's
                  dealings with Dealers, customers or the public, is fraudulent or constitutes a deceptive or unfair act or practice.


      16. Rights and Obligations on Termination or Non-Renewal. Upon termination or non-renewal of this Agreement in any manner, all rights and obligations granted to Distributor under this Agreement shall cease (except Manufacturer's obligations as set forth in Sections 6 and 10) and Distributor shall no longer be an authorized Distributor of Manufacturer's Products. Distributor further agrees that in the event of termination or non-renewal of this Agreement in any matter:

                  a Distributor shall promptly pay all amounts owing the
            Manufacturer including any such amounts which might have previously become due at some future date because of deferred payment or credit arrangements, and Manufacturer shall promptly pay all amounts owing Distributor.

                  b Manufacturer will fill all unshipped orders.

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



                  c Distributor will within fourteen (14) days resell and
            deliver to Manufacturer, free and clear of all liens and encumbrances, such of Manufacturer's Products and materials bearing Manufacturer's name as Manufacturer shall elect, in its own discretion, to repurchase. Any such repurchases shall be at the higher of the Distributor's cost at time of acquisition or current Distributor cost.

                  d Distributor will remove and discontinue the use of any sign or any other designation containing any of Manufacturer's trademarks or trade names. Should such trademarks or trade names be printed on any of the Distributor's letterhead, business cards, sales literature, order blanks, promotional materials, or other documents, Distributor will promptly forward to Manufacturer all such documents as may be in Distributor's possession at the time of termination or non-renewal, and shall promptly reprint such documents so as to remove any such trademarks or trade names of the Manufacturer.

      17. Payments/Offsets. If at the time this Agreement terminates, the Manufacturer is required to pay to the Distributor any sum pursuant to this Agreement either by way of additional commission, indemnity payment, or reimbursements of any kind, Distributor, at his sole discretion, may offset any such amount against any amounts owed by Distributor to Manufacturer.

      18. Governing Law; Arbitration.

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



                  a Governing Law. This Agreement shall be governed by, and
            construed in accordance with, as to all matters, including validity, construction and effect, laws of the State of Michigan.

                  b Arbitration. Any controversy or claim arising out of or
            relating to this Agreement, or the breach, termination or invalidity of this Agreement, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA") at the offices of AAA located in Southfield, Michigan (as the same may from time to time be relocated). The arbitrator(s) shall be bound by the Agreement and shall interpret the Agreement in accordance with the applicable laws of the United States and the internal laws of the State of Michigan (other than conflicts of laws and rules). Any award, order or judgment pursuant to such arbitration shall be deemed final and shall be entered and enforced in any court of competent jurisdiction.

      19. Jurisdiction. Manufacturer and Distributor consent and agree that the following courts shall have personal jurisdiction over all lawsuits relating or arising out of this Agreement: a all courts included within the state court system of the State of Michigan; and b all courts under the United States of America sitting within the State of Michigan, including, but not limited to, all of the United States District Courts sitting within the State of Michigan.

      20. Miscellaneous.



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



      Relationship. This Agreement does not make either party the employee, partner, joint venturer, agent or legal representative of the other for any purpose whatsoever. Neither party is granted the right or authority to assume or create any obligation or responsibility, express or implied, on behalf of or in the name of the other party. Notices. Notices permitted or required to be given hereunder shall be deemed effective if made in writing (including telecommunications) and delivered to the recipient's address, or facsimile number hereinafter set forth by any of the following methods:

            1 hand-deliveries;

            2 registered or certified mail, postage prepaid with return receipt requested;

            3 first class or express mail, postage prepaid;

            (1) Federal Express (or like overnight courier service); or

            (2) facsimile.

      Any notices or other communications required or permitted hereunder shall be addressed to these addresses noted below or to such other addresses as parties shall have designated to the other in writing in accordance with this
Section:

         If addressed to Manufacturer:            American Quantum Cycles
                                                  Attn: Gary Irving
                                                  731 Washburn Road
                                                  Melbourne, FL 32934
                                                  Facsimile No.: (407) 752-0550

         If addressed to Distributor:             Attn:  Robert Riccuiti
                                                  885 McDonald Drive
                                                  Northville, MI  48167
                                                  Facsimile No.:


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



      Entire Agreement. This Agreement, including Schedules attached hereto, constitutes the final, entire and complete agreement of the parties with respect to the subject matter hereof; and supersedes any prior agreement or understanding between or represented by the parties relating to the subject matter.

      Amendment. This Agreement shall not be deemed or construed to be modified, amended, rescinded, canceled or waived, in whole or in part, except by written amendment signed by the parties hereto.

      Severability. In the event any of the terms of this Agreement are in conflict with any rule of law or statutory provision or are otherwise unenforceable under the laws or regulations of any government or subdivision thereof, such terms shall be stricken from this agreement, but such invalidity or unenforceability shall not invalidate any of the other terms of this Agreement and this Agreement shall continue in force, unless the invalidity or unenforceability of any such provisions hereof does substantial violence to or whether the invalid or unenforceable provisions comprise an integral part of, or are otherwise inseparable from, the remainder of this Agreement.

      Counterparts. This Agreement shall be executed in two or more counterparts, and each such counterpart shall be deemed an original hereof. Waiver. No failure by either party to take any action or assert any rights hereunder shall be deemed to be a waiver of such right in the event of the continuation or repetition of the circumstances giving rise to such right.

      Assignment. Neither Manufacturer nor Distributor shall assign or transfer any right or interest in and to this Agreement without the prior written consent of the other.


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



         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed on its behalf by a duly authorized individual, or officer, the day and year first above written.

                                    "Manufacturer":

                                    American Quantum Cycles,
                                    a Florida corporation

                                    By /s/ Gary W. Irving
                                    ------------------------------------



                                    Its Chief Operating Officer
                                    ------------------------------------



                                    "Distributor":

                                    Action Motorcycle Distributing Co., LLC
                                    ---------------------------------------
                                    a Michigan limited liability company




                                    By /s/ Robert E. Riccuiti
                                    -----------------------------------
                                       Robert E. Riccuiti


                                    Its  Managing Member
                                    -----------------------------------